Exhibit 99.1

PRESS RELEASE

	For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Secondary Share Offering and Share Repurchase

DUBLIN – March 7, 2023 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) today announced that GE Capital US Holdings, Inc. (the “Selling Shareholder”), a wholly owned subsidiary of General Electric Company, is offering 18,000,000 ordinary shares of AerCap through an underwritten public offering (the “Secondary Offering”). In addition, the Selling Shareholder expects to grant to the underwriters a 30-day option to purchase up to 2,700,000 additional ordinary shares from the Selling Shareholder. AerCap will not receive any proceeds from the sale of the ordinary shares.

In addition, AerCap today announced that it has entered into an agreement with the Selling Shareholder (the “Repurchase Agreement”) to repurchase $500 million of ordinary shares of AerCap at a price per ordinary share equal to the price per ordinary share to be paid by the underwriters to the Selling Shareholder in the Secondary Offering (the “Share Repurchase”). The Company intends to fund the Share Repurchase, which will be consummated pursuant to AerCap’s previously announced share repurchase program, with cash on hand. The Company expects the closing of the Share Repurchase to occur substantially simultaneously with the closing of the Secondary Offering. The closing of the Share Repurchase is conditioned on the closing of the Secondary Offering. The closing of the Secondary Offering is not conditioned on the closing of the Share Repurchase.

Goldman Sachs & Co. LLC, Citigroup and Morgan Stanley are acting as joint bookrunning managers for the Secondary Offering.

The Company filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Secondary Offering to which this communication relates. The registration statement automatically became effective upon filing on March 7, 2023. A preliminary prospectus supplement relating to the Secondary Offering has also been filed with the SEC. Investors should read the preliminary prospectus supplement and accompanying prospectus, dated March 7, 2023, and documents the Company has filed with the SEC for more complete information about the Company and the Secondary Offering.

These documents may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus supplement and accompanying prospectus relating to the Secondary Offering may also be obtained from: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or by emailing prospectus-ny@ny.email.gs.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s ordinary shares or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai, Seattle, Toulouse and other locations around the world.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including, among other things, the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the rate of recovery in air travel related to the Covid-19 pandemic, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the SEC. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com